                                                                      EXHIBIT 18

     RESOLVED, that Section 7 of Article II of the By-laws of the Company be, and hereby is, amended to read in its entirety as follows:

          SECTION 7. ACTION WITHOUT A MEETING. Except as otherwise provided by the Certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the statutes or of the Certificate of Incorporation or of these By-Laws, the meeting and vote of stockholders may be dispensed with, if the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, shall consent in writing to such corporate action being taken.